UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Room 901, Block B

Jinqiu International Building, No. 6 Zhichun Road

Haidian District, Beijing, China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 17, 2021, Baosheng Media Group Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with two investors, including a wholly-owned subsidiary of Ebang International Holdings Inc. (Nasdaq: EBON) for an investment of US$10 million. Pursuant to the Securities Purchase Agreement and an exemption from registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) contained in Regulation S promulgated under the Securities Act, the Company issued an aggregate of 1,960,784 units to the investors, with each unit consisting of one ordinary share of the Company, par value $0.0005 per share (the “Ordinary Shares”) and a warrant to purchase one half of one Ordinary Share at an exercise price of $5.61 per Ordinary Share. On March 18, 2021, the Company closed the private placement.

The Company issued a press release on March 18, 2021 announcing the investment and the entry into the Securities Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: March 18, 2021	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Baosheng Media Group Holdings Limited to Receive US$10 Million Investment